

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

December 13, 2010

Joseph A. D'Amato
Chief Executive Officer
Empire Resorts, Inc.
c/o Monticello Casino and Raceway, Route 17B
P.O. Box 5013, Monticello, NY 12701

Re: Empire Resorts, Inc.
             Preliminary Proxy Statement on Schedule 14A
             Filed October 5, 2010
             File No. 001-12522

Dear Mr. D'Amato:

        We have completed our review of your filings and do not have any further
comments at this time.

                                                      Sincerely,

                                                      John Dana Brown
                                                      Attorney Advisor